Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

AND CONSOLIDATED RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

MAINSOURCE FINANCIAL GROUP, INC.

The following table presents the calculation of the earnings to fixed charges:

	With Goodwill Impairment For the Nine Months Ended September 30,	Without Goodwill Impairment For the Nine Months Ended September 30,	For the Years Ended December 31,
	2009 (1)	2009 (1)	2008	2007	2006	2005	2004
			(Dollars in Thousands)
Income Before Taxes	$(43,272)	$1,804	$23,531	$28,758	$29,846	$21,364	$23,066

Fixed Charges including deposit interest
Interest Expense — Non-deposit	9,791	9,791	15,065	16,757	13,181	6,728	5,473
Interest Expense — Deposits	25,098	25,098	42,069	53,673	39,282	20,099	16,366
Estimated interest component of Rent Expense	212	212	282	257	226	138	85
	35,101	35,101	57,416	70,687	52,689	26,965	21,924

Fixed Charges excluding deposit interest
Interest Expense — Non-deposit	9,791	9,791	15,065	16,757	13,181	6,728	5,473
Estimated interest component of Rent Expense	212	212	282	257	226	138	85
	10,003	10,003	15,347	17,014	13,407	6,866	5,558

Preferred stock dividends (pre-tax)	3,315	3,315	—	—	—	—	—

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

•	interest cost, including interest on deposits; and

•	that portion of rent expense estimated to be representative of the interest factor.

(1)	During the second quarter of 2009, the Company recorded a non-operating, non-cash goodwill impairment charge of $45.1 million (on a pre-tax basis).